FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of November 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date:November 05, 2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated
                            5th November 2007 - Sale of Boursin


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Exhibit 99



                    UNILEVER AND LE GROUPE BEL REACH AGREEMENT ON

                                SALE OF BOURSIN



Paris, 5 November.- Unilever today announced that it had reached an agreement to sell Boursin to Le Groupe Bel for EUR 400 million. The transaction, which is subject to regulatory approval and a consultative process with the relevant employee representatives, is expected to be completed in the next two to three months.

Kees van der Graaf, President Unilever Europe, said: "Boursin has been a great brand for Unilever with a tremendous product offering and some memorable advertising. Having taken the decision to focus our portfolio on priorities outside the cheese category, I am confident we have found a new owner that will offer further growth and brand development opportunities for Boursin as part of their dedicated and focused cheese business."

"We are delighted with the acquisition of an iconic brand like Boursin, which is a great addition to our very successful cheese portfolio. We are extremely optimistic about our ability to grow both sales and market share," notes Gerard Boivin, CEO of Le Groupe Bel.

Approximately 150 Boursin employees, most of whom work in the factory in Pacy, France, will transfer to Le Groupe Bel as part of the sales agreement. In 2007, Boursin is expected to record sales of some EUR 100 million, of which approximately half in France, with the remainder in other countries in Europe, North America and Asia.


                                   - - - - -

2007

For further information, please contact:

Sophie Jayet, National Communications Director, Unilever France
Telephone + 33 1 41 96 62 55

Tanno Massar, Media Relations Director, Unilever Europe
Telephone +31 10 217 4463







SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.